Exhibit (a)(5)(iii)

DNP SELECT INCOME FUND INC. and

DUFF & PHELPS UTILITY AND CORPORATE BOND TRUST INC.

ANNOUNCE RESULTS OF TENDER OFFERS FOR PREFERRED SHARES

DNP Select Income Fund Inc. (NYSE: DNP), and Duff & Phelps Utility and Corporate Bond Trust Inc. (NYSE: DUC), two registered closed-end diversified management investment companies advised by Duff & Phelps Investment Management Co. (the “Funds”), have announced the expiration and results of their voluntary tender offers to purchase certain of their preferred shares. The Funds’ tender offers expired on June 18, 2012, at 5:00 p.m. Eastern time.

DNP had offered to purchase for cash shares of its Remarketed Preferred Stock (“RP”) and Auction Preferred Stock (“APS”) having an aggregate liquidation preference of up to $200,000,000 (excluding accrued and unpaid dividends, fees and expenses), at a price equal to (a) $96,000 per share of Series D RP, equal to 96% of the $100,000 liquidation preference per share of Series D RP, (b) $96,000 per share of Series E RP, equal to 96% of the $100,000 liquidation preference per share of Series E RP, (c) $24,000 per share of Series TH APS, equal to 96% of the $25,000 liquidation preference per share of Series TH APS, and (d) $24,000 per share of Series F APS, equal to 96% of the $25,000 liquidation preference per share of Series F APS.

DUC had offered to purchase for cash its outstanding Auction Market Preferred Shares, Series TH7 (“Series TH7 AMPS”) having an aggregate liquidation preference of up to $47,500,000 (excluding accrued and unpaid dividends, fees and expenses), at a price equal to $24,000 per share of Series TH7 AMPS, equal to 96% of the $25,000 liquidation preference per share of Series TH7 AMPS.

Holders of preferred shares accepted for purchase are also entitled to receive any unpaid dividends accrued to, but not including, the settlement date of the tender offers.

DNP has accepted for purchase $63,025,000.00 in aggregate liquidation preference of preferred shares (consisting of 220 shares of Series D RP, 398 shares of Series E RP, 8 shares of Series TH APS, and 41 shares of Series F APS). The total purchase price for the preferred shares accepted for purchase by DNP pursuant to its tender offer (including accrued dividends) is $60,516,207.27.

DUC has accepted for purchase $5,425,000.00 in aggregate liquidation preference of Series TH7 AMPS (consisting of 217 shares of Series TH7 AMPS). The total purchase price for the Series TH7 AMPS accepted for purchase by DUC pursuant to its tender offer (including accrued dividends) is $5,208,872.34.

Each Fund will pay the purchase price for the preferred shares that it has accepted for purchase as promptly as practicable.

The terms of the preferred shares of the Funds that were not tendered will remain the same and remarketings and auctions, as applicable, will continue for those preferred shares.

Holders of preferred shares who have questions about the tender offer should contact AST Fund Solutions, LLC, the information agent for the tender offers, at (212) 400-2605.

DNP Select Income Fund Inc. is a registered closed-end diversified management investment company whose primary investment objectives are current income and long-term growth of income. The Fund seeks to achieve these objectives by investing primarily in a diversified portfolio of equity and fixed income securities of companies in the public utilities industries. For more information, visit www.dnpselectincome.com or call (800) 864-0629.

Duff & Phelps Utility and Corporate Bond Trust Inc. is a registered closed-end diversified management investment company whose primary investment objective is high current income consistent with investing in securities of investment grade quality. The Fund seeks to achieve its objectives by investing substantially all of its assets in a diversified portfolio of utility income securities, corporate income securities, mortgage-backed securities and asset-backed securities. For more information, visit www.ducfund.com or call (800) 338-8214.

Duff & Phelps Investment Management Co. has more than 28 years of experience managing investment portfolios, including institutional separate accounts and open- and closed-end funds investing in utilities, infrastructure and real estate investment trusts (REITs). For more information, visit www.dpimc.com.

Duff & Phelps is a subsidiary of Virtus Investment Partners (NASDAQ: VRTS), a multi-boutique asset manager with $38.0 billion under management as of March 31, 2012. Virtus provides investment management products and services to individuals and institutions through a multi-manager asset management business, comprising a number of individual affiliated managers, each with a distinct investment style, autonomous investment process and individual brand. Additional information can be found at www.virtus.com.

The information in this communication is not complete and may be changed.

Certain statements made in this press release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to: market developments; legal and regulatory developments; and other additional risks and uncertainties. As a result, neither the Funds nor any other person assumes responsibility for the accuracy and completeness of such statements in the future.